United States securities and exchange commission logo





                              May 31, 2022

       Michael Stornant
       Chief Financial Officer
       Wolverine World Wide, Inc.
       9341 Courtland Drive N.E.
       Rockford, MI 49351

                                                        Re: Wolverine World
Wide, Inc.
                                                            Form 10-K for the
Fiscal Year Ended January 1, 2022
                                                            Form 10-Q for the
Quarter Ended April 2, 2022
                                                            File No. 001-06024

       Dear Mr. Stornant:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended January 1, 2022

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       2021 Financial Overview, page 25

   1. We note the disclosure of your growth in eCommerce and direct-to-consumer revenue from period to period
on a percentage basis. We also note these growth percentages in your earnings release
presentations as well as related investor presentations. Please tell us your consideration of
disclosing the dollar amounts of related revenue for each of these revenue streams in your
earnings presentations and annual and periodic filings as it appears such
information would be meaningful to investors. Refer to Item 303 of
                                                        Regulation S-K.
Additionally, please clarify the nature of any differences between revenue categorized as
"direct-to-consumer revenue," "consumer-direct revenue" and
                                                        "eCommerce revenue" as
all three of these labels appear in your filings.
 Michael Stornant
FirstName  LastNameMichael
Wolverine World  Wide, Inc. Stornant
Comapany
May        NameWolverine World Wide, Inc.
     31, 2022
May 31,
Page 2 2022 Page 2
FirstName LastName
Notes to Consolidated Financial Statements
6. Revenue from Contracts with Customers, page 50

2. We note you disaggregate revenue by segment and by wholesale vs. consumer direct channels. Please tell us what consideration you gave to further disaggregation by brand and further disclosure for your e-Commerce channels. For example, in certain of your investor presentations and earnings releases, you present revenue by brand in percentages, and in dollars for the first fiscal quarter ended April 2, 2022, whereas only percentage change was provided previously. You also present revenue growth percentages for DTC revenue and for eCommerce and Stores for each of your brands where applicable. Refer to the guidance in ASC 606-10-50-5 and related implementation guidance in ASC 606-10-
         55-90 and 91.
18. Business Segments, page 66

3. We note your disclosure in Note 18 that your portfolio of brands is organized into two operating segments which you have determined to be reportable segments: Wolverine
         Michigan Group and Wolverine Boston Group. Please tell us the title and describe the role of the CODM and each of the individuals who report to the CODM. We note from your website that management includes Presidents of certain brands such as Saucony,
         Merrell, Sperry & Keds, Wolverine Boot Group, and Sweaty Betty, as well as a President of International and President of Global eCommerce. Please explain to us the role of each of these Presidents and how they report to the CODM. Additionally, please provide us the following information:
             Tell us how often the CODM meets with his/her direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings, and who else attends those meetings;
             Tell us who is held accountable for Wolverine Michigan Group and Wolverine
              Boston Group and the title and role of the person this individual reports to in the organization;
             Describe the information regularly provided to the CODM and how frequently it is prepared;
             Describe the information regularly provided to the Board of Directors and how frequently it is prepared;
             Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget; and
             Describe the basis for determining the compensation for each of the individuals that report to the CODM.
 Michael Stornant
Wolverine World Wide, Inc.
May 31, 2022
Page 3
Form 10-Q for the Quarter Ended April 2, 2022

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Known Trends Impacting Our Business, page 21

4. We note your disclosure that you expect certain aspects of the disruption in the global supply chain to continue into future periods and you will continue to monitor delays and other disruptions in the supply chain and will implement measures intended to mitigate the effects of such delays and disruptions as needed. Please revise to discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Melissa Gilmore at (202) 551-3777 or Claire Erlanger at
(202) 551-
3301 with any questions.



FirstName LastNameMichael Stornant                            Sincerely,
Comapany NameWolverine World Wide, Inc.
                                                              Division of
Corporation Finance
May 31, 2022 Page 3                                           Office of
Manufacturing
FirstName LastName